Exhibit 17. Letter on Director's Resignation

May 26, 1999

Paul Sloan
Sloan Electronics, Inc.
4266 Higel Avenue
Sarasota, FL  34242

Dear Paul:

Please be advised that I hereby resign as a Director of Sloan
Electronics, Inc., effective immediately. I am unable to serve as a Director due to my pursuit of other business interests.

Good luck in your future endeavors.

Sincerely,

/s/ Richard M. Brooks